Exhibit 2.1

October 30, 2018

Avista Healthcare Public Acquisition Corp.

65 East 55th Street

18th Floor

New York, NY 10022

RE: Amendment of Insider Letter Agreement

Reference is made to the letter agreement (the “Letter Agreement”) dated as of October 10, 2016, entered into and delivered by Avista Acquisition Corp., a Cayman Islands exempt company (“Parent Sponsor”) and the undersigned individuals, each of whom is a director or member of the Company’s management team (each, an “Insider” and collectively, the “Insiders”), to Avista Healthcare Public Acquisition Corp., a Cayman Islands exempted company (the “Company”). This amendment to the Letter Agreement (the “Amendment”) is being entered into and delivered by Parent Sponsor and the Insiders in connection with the failure of the Company to complete an initial business combination by October 14, 2018, and serves to amend the Letter Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Letter Agreement.

In consideration good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parent Sponsor and each of the Insiders hereby agrees that Section 2 of the Letter Agreement shall be amended and restated in full as follows:

2. The Sponsor and each Insider hereby agrees that in the event that the Company fails to consummate a Business Combination within 24 months from the closing of the Public Offering, or such later period approved by the Company’s shareholders in accordance with the Company’s amended and restated memorandum and articles of association, the Sponsor and each Insider shall take all reasonable steps to cause the Company to, as promptly as reasonably possible, subject to lawfully available funds therefor, redeem 100% of the Ordinary Shares sold as part of the Units in the Public Offering (the “Offering Shares”), at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Offering Shares, which redemption will completely extinguish all Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law.  The Sponsor and each Insider agrees to not propose any amendment to the Company’s amended and restated memorandum and articles of association that would affect the substance or timing of the Company’s obligation to redeem 100% of the Offering Shares if the Company does not complete a Business Combination within 24 months from the closing of the Public Offering, unless the Company provides its Public Shareholders with the opportunity to redeem their Ordinary Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding Offering Shares.

The Sponsor and each Insider acknowledges that it or he has no right, title, interest or claim of any kind in or to any monies held in the Trust Account or any other asset of the Company as a result of any liquidation of the Company with respect to the Founder Shares held by it.  The Sponsor and each Insider hereby further waives, with respect to any Ordinary Shares held by it or him, if any, any redemption rights it or he may have in connection with the consummation of a Business Combination, including, without limitation, any such rights available in the context of a shareholder vote to approve such Business Combination or in the context of a tender offer made by the Company to purchase Ordinary Shares (although the Sponsor and the Insiders shall be entitled to redemption and liquidation rights with respect to any Ordinary Shares it or they hold if the Company fails to consummate a Business Combination within 24 months from the date of the closing of the Public Offering).

This Amendment, and any claim or cause of action hereunder based upon, arising out of or related to this Amendment (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Amendment, shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to any principles of conflicts of law.  This Amendment may be executed in two (2) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

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Please indicate your agreement to the terms of this Amendment by signing where indicated below.

Very truly yours,

Avista Acquisition Corp.

By:	/s/ David Burgstahler
Name:	David Burgstahler
Title:	President and Chief Executive Officer

The following individuals in their capacity as Insiders:

/s/ David Burgstahler
David Burgstahler

/s/ Thompson Dean
Thompson Dean

/s/ John Cafasso
John Cafasso

/s/ Benjamin Silbert
Benjamin Silbert

/s/ Håkan Björklund
Håkan Björklund

/s/ Charles Harwood
Charles Harwood

/s/ Brian Markison
Brian Markison

/s/ Robert O’Neil
Robert O’Neil

Acknowledged and agreed

as of the date of this Restated Letter:

Avista Healthcare Public Acquisition Corp.

By:	/s/ David Burgstahler
Name:	David Burgstahler
Title:	President and Chief Executive Officer